Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

ATTENTION IPC SHAREHOLDERS

THE IPC-MAX AMALGAMATION:

THE TRANSACTION YOU CAN COUNT ON TO DELIVER VALUE

The Board of Directors of IPC Holdings, Ltd. unanimously recommends that IPC’s shareholders vote FOR the proposals relating to the amalgamation of IPC and Max Capital Group Ltd. and REJECT the exchange offer proposed by Validus Holdings, Ltd. While the detailed reasons for this recommendation are contained in the Schedule 14D-9 that is being mailed to you, the IPC Board notes that the amalgamation with Max will:

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COMBINE highly complementary businesses with limited overlap while preserving IPC’s franchise as a leading property catastrophe reinsurer writing approximately $550 million of property catastrophe premiums annually on a combined basis.

•	CREATE significant shareholder value through a compelling strategic combination that will lead to an increased price-to-book value multiple
•	DIVERSIFY beyond IPC’s monoline property catastrophe business thereby releasing $300 to $400 million of excess capital and realizing more consistent earnings and higher returns on equity.
•	INCREASE scale and scope of operations with approximately $3 billion of capital.
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BENEFIT from the high certainty of closing a fully-negotiated and effective amalgamation agreement with all regulatory consents already obtained. The amalgamation can close immediately after shareholder approvals are obtained on June 12.

The IPC Board recommends that you reject the Validus offer and not tender your shares or vote in favor of Validus’s proposals, because, among other reasons, a transaction with Validus:

•	DOES NOT ACHIEVE the Board’s goal of creating superior value for IPC shareholders.
•	WOULD COMPOUND IPC’s catastrophe risk exposure with correlated risk.
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WOULD RESULT IN LESS BOOK VALUE PER SHARE and tangible book value per share to IPC shareholders than the amalgamation with Max. Validus’s amended offer implies a 14% discount to IPC’s book value per share based on May 20, 2009 closing stock prices.

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MAY NOT BE COMPLETED because Validus is unlikely to be able to complete its highly conditional exchange offer or its unprecedented scheme of arrangement promptly, if ever, resulting in substantial uncertainty for IPC shareholders, especially given the onset of the 2009 hurricane season in June.

The IPC Board has unanimously reaffirmed its approval of the proposed amalgamation with Max.

Maximize Your Investment! Choose Value And Certainty! Vote “For” The IPC-Max Amalgamation On The White Proxy Card Today.

IPC shareholders who have tendered their shares to Validus are encouraged to withdraw them. For assistance in withdrawing IPC shares tendered, shareholders should contact their broker or IPC’s information agent, Innisfree M&A at (877) 825-8621.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC as they become available because they contain or will contain important information. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, John Weale, Executive Vice President and Chief Financial Officer or Melanie Saunders, Vice President and Secretary, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

This ad contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Factors that could cause actual results to differ materially from those in such statements include risks that the transaction will not be consummated; the anticipated benefits of the transaction will not be realized; the occurrence of catastrophic events with a frequency or severity exceeding our expectations; the adequacy of our loss reserves; changes to our financial ratings; changes in general economic conditions; and factors set forth in the joint proxy statement/prospectus of IPC and Max.